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SEC FILE NUMBER
8-68551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StoneLiving Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

443 North Clark Street, Suite 200
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen J. Miles	312.670.5900	miles@sharpca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Miles_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StoneLiving Securities LLC_____, as of March 31_____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





SIHAM ZERGA
Notary Public - State of Florida
Commission # HH 369983
My Comm. Expires Mar 6, 2027

Notary Public



Signature: _____

Title: _____
CEO/CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

StoneLiving Securities, LLC

Financial Report
with Supplemental Information
March 31, 2023

StoneLiving Securities, LLC

Contents

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Members
StoneLiving Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StoneLiving Securities, LLC as of March 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of StoneLiving Securities, LLC as of March 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StoneLiving Securities, LLC's management. Our responsibility is to express an opinion on StoneLiving Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StoneLiving Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of StoneLiving Securities, LLC's financial statements. The supplemental information is the responsibility of StoneLiving Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as StoneLiving Securities, LLC's auditor since 2011.

Chicago, Illinois
May 22, 2023

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2023

Assets		
Cash	$	285,955
Prepaid expenses and other assets		4,416
Total assets	$	290,371
Liabilities and Members' Equity		
Liabilities - Accrued expenses	$	67,461
Members' Equity		222,910
Total liabilities and members' equity	$	290,371

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2023

Revenue - Investment banking	$ 100,000
Expenses	
Salaries and wages - Members	86,328
Salaries and wages - Others	45,655
Professional fees	357,068
Occupancy and equipment	54,231
Communication	28,951
State registration and filing fees	13,476
Office	14,635
Other	8,937
Total expenses	609,281
Net Loss	$ (509,281)

StoneLiving Securities, LLC

Statement of Changes in Members' Equity
Year Ended March 31, 2023

Balance - As of April 1, 2022	$	848,723
Net loss		(509,281)
Members' distributions		(116,532)
Balance - As of March 31, 2023	$	222,910

See Notes to Financial Statements.

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2023

Cash Flows from Operating Activities	
Net loss	$ (509,281)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in prepaid expenses and other assets	(315)
Change in accrued expenses	(135,693)
Net cash used by operating activities	(645,289)
Cash Flows used in Financing Activities - Members' distributions	(116,532)
Net Decrease in Cash	(761,821)
Cash - Beginning of year	1,047,776
Cash - End of year	$ 285,955

See Notes to Financial Statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by the affiliates Livingstone Partners, LLC (Livingstone) and Sharp Capital Advisors, LLC (Sharp Capital).

Aspects of the Limited Liability Company - As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes and California franchise taxes.

Cash - The Company maintains its cash in a bank account, the balance of which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition - Investment banking revenue includes success fees earned from providing merger and acquisition and other advisory services to clients. Such revenue is recognized when the performance obligations are satisfied. This normally occurs at closing of the transaction or termination of the contract.

Note 1 - Nature of Business and Summary of Significant Accounting
      Policies (Continued)

Management Estimates - The preparation of financial statements in conformity with GAAP (accounting principals generally accepted in the United States of America) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of March 31, 2023, the Company had net capital of $218,494, of which $213,494 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.0.

Note 3 - Major Customers

During the year ended March 31, 2023, the Company's fee revenue was attributable to two customers. There were no balances owed from these customers as of March 31, 2023.

Note 4 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses Livingstone for expenses that are paid by Livingstone but have been allocated to the Company. During the period from April 1, 2022, through March 31, 2023, the amount of expenses allocated to the Company from Livingstone was $90,247. As of March 31, 2023, the Company owed Livingstone $30,346, which is included in accrued expenses in the statement of financial condition. The $30,346 was paid in April 2023.

The Company also entered into a service agreement with Sharp Capital for various services including, research, website and marketing services for a monthly fee. During the period from April 1, 2022, through March 31, 2023, the total fees charged to the Company by Sharp Capital was $300,000. As of March 31, 2023, the Company owed Sharp Capital $25,000, which is included in accrued expenses in the statement of financial condition. This amount owed at March 31, 2023 was paid in April 2023.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2023.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 22, 2023, the date the financial statements were issued.

Supplemental Information

StoneLiving Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2023

Total Members' Capital	$	222,910
Deductions and/or Charges		
Non-allowable assets		4,416
Net capital before haircuts		218,494
Haircuts		-
Net capital		218,494
Net Capital Requirement		5,000
Excess net capital	$	213,494
Aggregate Indebtedness	$	67,461
Ratio of Aggregate Indebtedness to Net Capital		0.31 to 1.0

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2023.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Members
StoneLiving Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which StoneLiving Securities, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company is relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.117a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

StoneLiving Securities, LLC's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StoneLiving Securities, LLC's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
May 22, 2023

STONELIVING SECURITIES, LLC
EXEMPTION REPORT
SEC RULE 17a-5(d)(4)

StoneLiving Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

StoneLiving Securities, LLC

I, Stephen Miles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

May 22,2023